

December 13, 2024

David Wood
General Counsel
Hinge Health, Inc.
455 Market Street, Suite 700
San Francisco, California 94105

      Re: Hinge Health, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 15, 2024
           CIK No. 0001673743

Dear David Wood:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1.   We note that you disclose your 12-month client retention rate as of September 30, 2024 and your client net promoter score as of October 31, 2024 and intend to disclose your net dollar retention rate as of December 31, 2024. Please disclose your retention rates for the same periods and for all periods presented.

Risk Factors
"Our results of operations have in the past fluctuated and may in the future continue to fluctuate on a quarterly and annual basis.", page 21

2.   You state the termination or renegotiation by your significant partners of their agreements with you could be an important factor in causing your revenues and

results of operations to fluctuate. You also state that a limited number of health plans and other partners have been responsible for contracting and support with a majority of your clients. To the extent material, disclose the material terms of the agreements with your significant partners including the identity and termination provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 94

3. We note your disclosure that you implemented a number of different marketing formats, which helped increase membership applications per impression from your legacy clients by 36% in a six-month period between the first quarter and the third quarter of 2024, and by 62% in a 12-month period between the third quarter of 2023 and the third quarter of 2024. Revise your disclosure to indicate when you implemented these marketing formats and clarify whether an increase in membership applications also resulted in an increase in revenue for the periods indicated.

Non-GAAP Financial Measures
Non-GAAP Loss from Operations and Operating Margin, page 106

4. We note that you present non-GAAP measures to add back an excess and obsolete inventory charge to gross profit and loss from operations. Please tell us how you concluded that an excess and obsolete inventory charge is not a normal recurring operating expense of your operations. For guidance, refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, please ensure that your MD&A overview and cost of revenue discussions adequately explains the nature and cost of the transition associated with this inventory charge.

Business, page 114

5. Regarding international expansion, you state that you expanded into Canada in 2024 and expect to offer a global program to individuals in several additional countries outside of the United States that are employees of U.S.-based multinational corporations by the end of 2024 and grow that program in 2025. Please update your disclosure here and wherever appropriate to provide information about the expansion strategies undertaken in 2024, including the associated costs, any qualitative results, and the status of the plans.

Principal and Selling Stockholders, page 174

6. Please disclose the natural persons who hold dispositive and/or voting power of the shares being offered by entities such as 11.2 Capital and Coatue.

Consolidated Balance Sheet, page F-3

7. Your disclosure in Note 2 on page F-7 indicates that you consolidate Hinge Health Digital P.C., which you disclose is considered a variable interest entity for which the Company is the primary beneficiary. Please separately present the assets and liabilities of the VIE on the face of the balance sheet as required by ASC 810-10-45-25. Please advise or revise accordingly.

Notes to the Consolidated Financial Statements, page F-7

8.   We note your disclosure on page 100 that you currently cover eligible lives within the United States and Canada. Please separately disclose your revenue generated in the United States. In addition, separately disclose the total of your long-lived assets in the United States. Refer to ASC 280-10-50-41.

Revenue Recognition, page F-13

9.   Your disclosure indicates that your typical contracts are three years. Also, we note you state that the "Company records accounts receivable when it has the unconditional right to bill and receive payment regardless of whether revenue has been recognized. Unbilled receivables include contractually billable invoices that are not yet billed." Clarify your disclosure to explain whether customers may cancel their contracts during this period and whether they are refundable. That is, please tell us whether your contracts can be terminated by each party at any time without compensating the other party for the termination. We refer you to Question 7 of the FASB Revenue Implementation Guide Q&As. Explain how you determined the contract duration. Refer to ASC 606-10-25-3. In addition, please disclose, if required, the remaining performance obligations as outlined in ASC 606-10-50-13.

10.   We note your disclosure that "Enso device is sent to a member as part of the Company's platform, it constitutes a lease component as this device remains the property of the Company and the member has the right to direct the use of the device during the contract term." Please clarify how you determined that the inventory cost of the devices should be amortized on a straight-line basis over the 12-month member subscription period. In addition, please tell us whether the devices will have no salvage value at the end of the subscription period.

11.   You disclose "that the consideration is variable at contract outset, and the Company estimates the volume of members based on historical experience and adjusts revenue as members complete cohort milestones." Please tell us and disclose how you consider constraining estimates of variable consideration. Refer to ASC 606-10-32-11.

Exhibits

12.   We note that you entered into a management or administrative services agreement (an "MSA") with each of our affiliated professional entities. You state that \a material change in your relationship with these entities, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts, could impair your ability to provide services to your members and could harm your business. Please file the management or administrative services agreement with each of your affiliated professional entities as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

General

13.   When referencing a study, survey, or report, please clarify the source of the information and whether the research was commissioned by the Company or any of its affiliates. Refer to Rule 436 and Section 7 of the Securities Act.

14.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Tad J. Freese